Exhibit 77D

Effective June 15, 2007, the principal investment strategies of Columbia Acorn Select (the Fund), a series of Columbia Acorn Trust, were revised to (i) increase the number of companies in which the Fund may invest to generally 30 to 60, and (ii) permit the Fund to invest up to 33% of its assets, valued at the time of investment, in companies based outside the United States in developed markets (for example, Japan, Canada and the United Kingdom) and emerging markets (for example, Mexico, Brazil and Korea). Also, the principal investment risks of the Fund were revised to reflect that the Fund may not operate as a non-diversified fund at all times.

These changes did not require shareholder approval and were the subjects of prospectus supplements filed with the Commission on June 15, 2007.

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857875/D/2
857875/D/2


Exhibit 77E Legal Proceedings

I	Vogeler v. Columbia Acorn Trust, et al., No. 03 L 1550,
Circuit Court, Third Judicial Circuit, Madison County, Ill.
On November 13, 2003, the above-captioned lawsuit was filed against Columbia Acorn Trust (CAT) and Columbia Wanger
Asset Management, L.P. (CWAM), in the Circuit Court of the
Third Judicial Circuit, Madison County, Illinois (Madison
County), seeking certification of a plaintiff class consisting of all persons in the United States who held shares in Columbia Acorn International (Acorn International) for a period of more than 14 days during the five years prior to and through the filing of the lawsuit. The Vogeler complaint is pleaded in two counts and alleges, in summary, that CWAM and CAT exposed long-term shareholders of Acorn International to trading by market timers by allegedly: (a) failing to properly evaluate daily whether a significant event affecting the value of Acorn Internationals portfolio securities had occurred after foreign markets had closed but before the calculation of Acorn Internationals net asset value
(NAV); (b) failing to implement Acorn Internationals portfolio valuation and share pricing policies and procedures; (c) allowing portfolio valuation and share pricing policies and procedures that benefited market timers at the expense of long-term shareholders; and (d) failing to know and implement applicable rules and regulations concerning the calculation of NAV. Count I of the Complaint alleges that the defendants breached duties of care owed to Acorn International shareholders, and Count II alleges that the asserted breaches were willful and wanton. Both counts of the Complaint seek unspecified compensatory and punitive damages, prejudgment interest, costs and attorneys fees.

On December 12, 2003, the defendants removed the Vogeler case to the United States District Court for the Southern District of
Illinois, Case No. 03-cv-843. On February 12, 2004, the federal district court remanded the case back to the Illinois state court in Madison County. The defendants filed a timely appeal of the remand order. On April 5, 2005 the United States Court of Appeals for the Seventh Circuit (the Seventh Circuit) issued an Opinion in several fair value pricing cases, including Vogeler. The
Seventh Circuit reversed the federal district courts remand of those cases to state court, holding that the plaintiffs state law claims were preempted by federal law under the Securities Litigation Uniform Standards Act of 1998 (SLUSA). The Seventh Circuit remanded the cases, including Vogeler, to the district courts with instructions to undo the remand orders and dismiss the plaintiffs complaints with prejudice. Plaintiffs subsequently filed a motion with the district court to amend the Vogeler complaint to plead around the Seventh Circuits federal preemption ruling. However, consistent with the mandate, the federal district court denied plaintiffs motion to amend and dismissed the Vogeler complaint with prejudice. Plaintiffs then filed a writ of certiorari with the United States Supreme Court seeking to appeal the Seventh
Circuits decision. The writ challenged whether the district courts remand of the case to state court was reviewable by the Seventh Circuit on appeal (the jurisdictional issue) and whether plaintiffs claims were federally preempted under SLUSA because they alleged misconduct in connection with the purchase or sale of securities (the substantive issue). The Seventh Circuits decision of SLUSA preclusion created a conflict with the Second Circuits decision in Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit (Dabit).
On January 6, 2006, the Supreme Court granted review of the appellate jurisdiction issue and, given the pendency of the Dabit appeal, held the appeal of the substantive SLVSA preclusion issue. On June 15, 2006, the Supreme Court held that the Seventh Circuit did not have appellate jurisdiction to review the district courts remand order, and remanded the case to the Seventh Circuit which, in turn, dismissed the appeals and remanded the case to state court.
The parties have entered into an agreement in principle to settle all claims against the Columbia Defendants, including CAT and CWAM, which must be approved by the Court. The terms and provisions of the proposed agreement are confidential. In light of the agreement in principle, the state court has stayed all proceedings in the Vogeler case.

II	Cohen v. FleetBoston Financial Corporation, et al.,
No. 04-cv-11704, U.S. Dist. Ct. Mass.; Osburn v. FleetBoston Financial Corporation, et al., No. 04-cv-11750, U.S. Dist. Ct. Mass.; Simmonds, et al. v. FleetBoston Financial Corporation, et al., No. 04-cv-11953, U.S. Dist. Ct. Mass.; Slicker v. FleetBoston Financial Corporation, et al., No. 04-cv-11760, U.S. Dist. Ct. Mass. Four lawsuits filed in the United States District Court for the District of Massachusetts are hybrid class and derivative actions naming, among others, the various series of CAT (the Funds) as nominal defendants, and the CAT Trustees as defendants. Those cases were later consolidated in the Massachusetts federal district court under the caption In re: Columbia Entities Litigation, Case No. 04-cv-11704, and a consolidated amended complaint was filed. The consolidated amended complaint alleges that the various investment advisers within Columbia Management Group utilized Fund assets to pay broker-dealers to recommend and sell the Funds in preference to other mutual funds, thereby increasing the assets under management and resultant fees to CWAM and affiliated advisors. The class claims assert violations of Sections 34(a), 36(a), 36(b) and 48(a) of the Investment Company Act of 1940 (ICA), and for common law breach of fiduciary duty and unjust enrichment. The derivative claim alleges a violation of Sections 206 and 215 of the Investment Advisers Act of 1940 (IAA). Plaintiffs seek recovery of compensatory and punitive damages, rescission of CWAMs contract with the Funds and recovery of all fees paid to CWAM by the Funds, as well as attorneys fees and costs. Defendants filed a motion to dismiss the consolidated amended compliant. On November 30, 2005, the federal district court granted the motion and dismissed all the claims. Plaintiffs timely filed a notice of appeal to the United States Court of Appeals for the First Circuit on December 29, 2005. While the appeal to the First Circuit was pending, the parties reached an agreement in principle to settle all claims against the Columbia defendants, including the Funds and the CAT trustees, which must be approved by the Court. The terms and provisions of the proposed agreement are confidential.

III	In re: Mutual Funds Investment Litigation, No. 04-MDL-1586; U.S.
Dist. Ct. Md. Commencing in late 2003, several class action and derivative lawsuits were filed in federal district courts naming, among others, CAT and the Trustees of CAT, challenging the existence of consensual market timing arrangements, frequent trading and late trading. In September 2003, motions were filed by various mutual fund defendants seeking to centralize or consolidate all actions filed in federal district courts involving market timing-related allegations into one multidistrict (MDL) proceeding.
On February 20, 2004, an Order was entered transferring all federal district court cases involving market timing-related allegations to the United States District Court for the District of Maryland. On September 29, 2004, plaintiffs in the class action track filed a consolidated amended class action complaint in the Multi-District Litigation styled Dukes, et al. v. Columbia Acorn Funds, et al., Case No. 04-cv-01763, which names as defendants CAT, and Ralph Wanger and Charles McQuaid as interested Trustees of CAT.  The independent CAT Trustees are not named as defendants (although certain independent trustees of the Columbia
Funds trusts are named). Also on September 29, 2004, plaintiffs in the derivative actions brought on behalf of shareholders in numerous fund complexes filed a consolidated amended derivative action complaint styled Slaybe, et al. v. Columbia Management Advisers, Inc., et al.,
Case No. 04-cv-1768, which names CAT and Columbia Acorn Fund as nominal defendants and the ten CAT Trustees as defendants.
Judge J. Frederick Motz is assigned to the Columbia track.
Defendants filed motions to dismiss the consolidated amended class action and derivative action complaints.  Ultimately, Judge
Motz issued Orders dismissing all claims against the Funds and the independent trustees. As indicated in Section I above, the parties have entered into an agreement in principle to settle all claims against the Columbia Defendants, including the Funds and the CAT Trustees, which must be approved by the Court. The terms and provisions of the proposed agreement are confidential. In light of the agreement in principle,
Judge Motz has stayed these proceedings against the Columbia Defendants.
IV	Delaventura v. Columbia Acorn Trust, et al., Superior Court,
Commonwealth of Mass., Case No. 05-1093 On March 21, 2005, a one-count breach of contract class action complaint was filed against several of the Columbia Registrants, including CAT, seeking to rescind the Contingent Deferred Sales Charges assessed upon redemption of Class B shares of Columbia mutual funds due to the alleged market timing misconduct of defendants. The Trustees are not named as defendants.
In addition to the rescission of sales charges, plaintiffs seek recovery of actual damages, attorneys fees and costs. On April 20, 2005, the defendants removed the case to the United States District Court for the District of Massachusetts. CAT was voluntarily dismissed from the complaint by plaintiffs. As discussed in preceding sections, the parties entered into an agreement in principle to settle all claims against the Columbia defendants, including the Deleventue case, subject to approval by the Court. The terms and provisions of the proposed agreement are confidential and the litigation has been stayed.


Exhibit 77O
Transactions Effected Pursuant to Rule 10f-3
On November 8, 2006, Columbia Acorn Fund (Fund) purchased 10,000 shares of KBW, Inc. (Securities) for a total purchase price of $210,000 from Banc of America Securities LLC pursuant to a public offering in which Keefe, Bruyette & Woods acted as a participating underwriter. Banc of America Securities may be considered to be an affiliate of the Fund. The following information was collected pursuant to Rule 10f-3 procedures adopted by the Funds Trustees:
 	The issuer of the Securities has been in continuous operation for at least three years;

 	The Securities were to be purchased at not more than the public offering price no later than the first day of the offering;

 	The Securities were offered pursuant to an underwriting or similar agreement under which the underwriters were committed to purchase all of the Securities being offered;

 	The Funds adviser, Columbia Wanger Asset Management, L.P. believed that the gross underwriting spread or profit associated with the purchase of the Securities was reasonable and fair compared to the commissions, spreads and profits in connection with similar underwritings of similar securities being sold during a comparable period of time; and

 	The amount of Securities purchased did not exceed 25% of the amount of the offering. Along with Banc of America Securities, the following is a list of members of the underwriting syndicate for the aforementioned Securities: Keefe, Bruyette & Woods, Merrill Lynch & Co., Fox-Pitt, Kelton, JMP Securities, Thomas Weisel Partners LLC, BNY Capital Markets, Inc., FTN Midwest Securities Corp., and Morgan Keegan & Company.


On January 25, 2007, Columbia Acorn Fund (Fund) purchased 625,000 shares of J Crew Group (Securities) for a total purchase price of $23,631,250 from Banc of America Securities LLC pursuant to a public offering in which Goldman Sachs & Co. acted as a participating underwriter. Banc of America Securities may be considered to be an affiliate of the Fund.
The following information was collected pursuant to Rule 10f-3 procedures adopted by the Funds Trustees:
 	The issuer of the Securities has been in continuous operation for at least three years;

 	The Securities were to be purchased at not more than the public offering price no later than the first day of the offering;

 	The Securities were offered pursuant to an underwriting or similar agreement under which the underwriters were committed to purchase all of the Securities being offered;

 	The Funds adviser, Columbia Wanger Asset Management, L.P. believed that the gross underwriting spread or profit associated with the purchase of the Securities was reasonable and fair compared to the commissions, spreads and profits in connection with similar underwritings of similar securities being sold during a comparable period of time; and

 	The amount of Securities purchased did not exceed 25% of the amount of the offering. Along with Banc of America Securities, the following is a list of members of the underwriting syndicate for the aforementioned Securities: Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Citigroup, Credit Suisse, JP Morgan, Lehman Brothers, and Wachovia Securities.